SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated October 26, 2006 re. France Telecom’s third-quarter 2006 financial information.

Paris, October 26, 2006

Third-quarter 2006 revenues up 1.2% on a comparable basis to 13.1 billion euros (+8.9% on an historical basis)

Gross Operating Margin Rate of 37.4% for third quarter 2006, in line with the objectives announced

Ratio of Capex/Revenues of 11.6%, compared with 12.0% in the third quarter 2005 and based on data on a comparable basis (11.7% on an historical basis), in line with the first half of 2006

France Telecom confirms its ability to generate organic cash flow of 7 billion euros in 2006

Third quarter 2006: Key indicators*

Million of euros (Unaudited figures)	3rd Q 05 Historical basis	3rd Q 06	Change Historical basis		Change On a comparable basis		9 months 05 Historical basis		9 months 06	Change Historical basis		Change On a comparable basis
Revenues of which: Personal Home Entreprises	11,999	13,070	+8.9%		+1.2%		35,232		38,441	+9.1%		+1.2%

	5,937	7,146	+20.4%		+5.0%		16,921		20,575	+21.6%		+5.7%
	5,610	5,620	+0.2		-1.8%		16,765		16,747	-0.1%		-2.1%
	1,879	1,852	-1.4%		-3.7%		5,801		5,673	-2.2%		-5.8%
Gross Operating Margin	4,720	4,884	+3.5%		-3.5%		13,817		14,141	+2.3%		-4.5%
GOM/ Revenues	39.3%	37.4%	-1.9	pt	-1.8	pt	38.7	%**	36.8%	-1.9	pt**	-1.7	pt**
Capex	1,399	1,520	+8.6%		-1.9%		4,107		4,567	+11.2%		+1.5%
Capex/ Revenues	11.7%	11.6%	-0.1	pt	-0.4	pt	11.7%		11.9%	+0.2	pt	+0.1	pt

*	Excluding PagesJaunes Groupe (divested on October 11, 2006): please see information on page 3
**	Excluding reversal of provision for Lebanon in first half 2005

Commenting on the third-quarter results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “The evolution of our business in the third quarter of this year confirms our expectations. Revenue growth is in line with that recorded in the first half, while our business model continues to evolve.

The gross operating margin rate and investment expenses are in line with the objectives announced, which gives us confidence in our ability to generate organic cash flow of 7 billion euros in 2006.

These results reflect the tangible evidence of the deployment of the NExT convergence strategy, which has become a reality for our customers with the launch of our unik offer this quarter.”

Gervais Pellissier, Chief Financial Officer of France Telecom, added: “These results reflect the solid balance between growth and profitability in the mature and highly competitive markets of Western Europe and continued profitable growth in high-potential countries. In the French market, we are witnessing an increase in the number of mobile customers (excluding MVNO), particularly in mobile Broadband, whilst our new ADSL offers have proven successful. Today, 53% of our ADSL customers are Livebox equipped. In the United Kingdom, where revenues have remained stable over the course of the third quarter, the intensification of our sales efforts resulted in a return to growth in the contract client base for mobile customers. In Spain, we focused our efforts on preparing for the transition to the Orange brand in early October.

The Enterprise segment, while benefiting from a favorable comparison effect this quarter, continues its transformation towards IP technologies and related services.

Emerging markets again turned in a dynamic performance with overall growth of more than 19%, both in Eastern Europe, particularly with regard to the extension of the TV for mobile offer in Romania, and in Africa where the Group has just launched a triple play offer in Senegal.”

France Telecom	6 Place d’Alleray	Telephone : 0044 (0)1 44 44 22 22
General Management	75505 Paris cedex 15	Fax : 0044 (0)1 44 44 80 34

Consolidated revenues up 1.2% in the third quarter of 2006, on a comparable basis (up 8.9% on a historical basis)

Consolidated revenues1 for third quarter 2006

(in billions of euros) Unaudited figures		3rd quarter 2006	3rd quarter 2005	Change 2006/2005 (as a %)	3rd quarter 2005	Change 2006/2005 (as a %)

			historical basis	historical basis	comparable basis	comparable basis
Total revenues[1]		13.070	11.999	8.9	12.915	1.2
Revenues by segment:

1 – PERSONAL COMMUNICATION SERVICES		7.146	5.937	20.4	6.806	5.0

Of which	Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	2.529 1.491 0.882 0.510 1.804 -0.069	2.503 1.492 N/A 0.415 1.582 -0.055	1.0 -0.1 N/A 22.7 14.1 26.0	2.500 1.499 0.859 0.423 1.584 -0.059	1.2 -0.6 2.6 20.5 13.9 15.9

2 – HOME COMMUNICATION SERVICES		5.620	5.610	0.2	5.723	-1.8

Of which	Home France	4.403	4.398	0.1	4.446	-1.0
	Consumer Services Networks and Operators Other Home France revenues	2.408 1.539 0.456	2.415 1.366 0.617	-0.3 12.6 -26.0	2.418 1.579 0.449	-0.4 -2.5 1.6
	Home Poland Home Rest-of-World Eliminations	0.742 0.526 -0.051	0.778 0.475 -0.042	-4.6 10.7 22.8	0.791 0.528 -0.042	-6.2 -0.4 21.3

3 – ENTERPRISES		1.852	1.879	-1.4	1.924	-3.7

Of which	Business Network Legacy Advanced Business Network Extended Business Services Other Business services	0.970 0.476 0.206 0.201	1.118 0.435 0.178 0.148	-13.3 9.4 15.9 35.4	1.111 0.427 0.176 0.210	-12.7 11.4 17.2 -4.2
Inter-segment eliminations		-1.548	-1.427	8.5	-1.538	0.7

The France Telecom Group recorded EUR 13.070 billion in consolidated revenues1 for the third quarter of 2006 compared with EUR 11.999 billion euros in the third quarter of 2005, or an increase of 8.9% on an historical basis.

In large part, this increase is related to the acquisition of the Spanish mobile operator Amena. On a comparable basis, the increase in the quarterly revenues of the France Telecom Group was 1.2% (identical growth of 1.2% on the basis of year-to-date data at September 30, 2006, on a comparable basis and +9.1% on a historical basis).

[1]	Under International Financial Reporting Standards (IFRS 5), a company is required to present a business as a non-current asset held for sale if its book value will be recovered principally through a sale transaction rather than by the continuation of this business activity. The directory business of the France Telecom group meets this definition, and account is taken of the existence of an active program to finalize the plan to sell off PagesJaunes Groupe to KKR at the close of accounts for Q3. The assets, liabilities, as well as the total income and expenses of PagesJaunes Groupe are therefore stated separately from those generated by the businesses kept by the France Telecom group, as if PagesJaunes Groupe had already been deconsolidated.
Under IFRS, this presentation format is kept for both the financial date for the current year and for data from prior years presented for comparison. In addition, the data presented on the simplified consolidated income statement excludes the elimination of the flows existing between PagesJaunes Groupe and all the other companies of the France Telecom Group.

Revenues in European mature markets were substantially stable at -0.9% on a quarterly basis and -0.7% year-to-date at September 30, 2006 (data on a comparable basis2).

During the same period, the high-growth potential markets continued to expand steadily, with an increase of 19.3% in revenues for the quarter and for the year-to-date at September 30, 2006 (data on a comparable basis).

Operating Performance

Gross Operating Margin (GOM)3 was 4.884 billion euros in the third quarter of 2006, representing an increase of 3.5% on a historical basis, related primarly to the consolidation of Amena. On a comparable basis, the GOM was -3.5% compared with the third quarter of 2005 (-4.5% decline year-to-date at September 30, 2006).

This change reflects a 5.9% increase in expenses, excluding personnel expenses (wages and employee benefits expenses) on a comparable basis. The increase was in particular due to commercial expenses reflecting the intensification of competition and an increase in the number of mobile customers acquired in the third quarter of 2006 (3.3 million additional customers) compared with the number of customers acquired in the third quarter of 2005 (+3 million customers).

Quarterly payroll costs were reduced by 0.5% relative to Q3 2005 and by 1% for the year to September 30, 2006 (data on a comparable basis).

The Gross Operating Margin Rate (GOM/Revenues) was 37.4% in the third quarter of 2006 compared to 39.2% in the third quarter of 2005 on a comparable basis (39.3% on a historical basis), a decrease of 1.8 points, in line with the objectives announced.

For the year-to-September 30, 2006, the Margin Rate is 36.8% compared with 38.5% at September 30, 2005 (excluding the exceptional 200 million euros reversal in Lebanon that is included in the calculation of the GOM in the first half of 2005), a decline of 1.7 points. This confirms the year end objective of a decrease in margin of -1 to -2 points in revenues.

Capital Expenditure for Tangible and Intangible Assets (CAPEX)4 totaled 1.520 billion euros in the third quarter of 2006, or 11.6% of revenues. This represents a decrease of 1.9% compared to the third quarter of the previous year on a comparable basis, and an increase of 8.6% on a historical basis (impact of the consolidation of Amena).

On a year-to-date basis since January 1, CAPEX rose 1.5% on a comparable basis (+11.2% on a historical basis) and represented 11.9% of revenues at September 30, 2006 compared to 11.8% at September 30, 2005 on a comparable basis (11.7% on a historical basis).

[2]	Data on a comparable basis: the transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.
[3]	Gross Operating Margin (GOM) = revenues minus external purchases, other operating expenses (net of other operating income) and payroll costs (salaries and expenses). Payroll costs (salaries and expenses) presented in the GOM do not reflect employee profit-sharing or the cost of share-based compensation.
[4]	Capex = tangible and intangible investments excluding GSM and UMTS licenses and excluding investments financed through leases

Analysis of revenues by business segment

Personal Communication Services

	At September 30, 2006		At September 30, 2005 historical basis		At September 30, 2005 comparable basis
Personal France Number of customers (millions) including contracts as % Total ARPU (contracts and prepaids) in € Total AUPU (in minutes) Share of non-voice services (% of network revenues, quarterly)	22.543 63.7 413 186 14.9	% %	21.673 62.3 429 173 13.8	% %	21.673 62.3 429 173 13.8	% %
Personal UK Number of customers (millions) including contracts as % Total ARPU (contracts and prepaids) in pounds Total AUPU (in minutes) Share of non-voice services (% of network revenues, quarterly)	15.140 32.5 259 146 20.1	% %	14.479 34.1 263 143 19.4	% %	14.479 34.1 263 143 19.4	% %
Personal Spain Number of customers (millions) including contracts as % Total ARPU (contracts and prepaids) in € Total AUPU (in minutes) Share of non-voice services (% of network revenues, quarterly)	10.837 48.2 303 127 12.0	% %			9.824 48.3 - 116 11.2	% %
Personal Poland Number of customers (millions) including contracts as % Total ARPU (contracts and prepaids) in PLN Total AUPU (in minutes) Share of non-voice services (% of network revenues, quarterly)	11.738 39.2 678 93 18.7	% %	9.134 41.8 750 77 17.8	% %	9.134 41.8 750 77 17.8	% %
Personal Rest of the World Number of customers (millions)	32.341		24.695		2.100
Total Personal Number of customers (millions)	92.598		69.981		80.211

Revenues from Personal Communication Services totaled 7.146 billion euros at June 30, 2006, an increase of 20.4% on a historical basis and 5.0% on a comparable basis. Growth year-to-date at September 30, 2006 was 21.6% on a historical basis and 5.7% on a comparable basis.

Growth in the customer base was particularly strong in the third quarter of 2006, with 3.3 million additional customers acquired, compared with 2.3 million in the second quarter and 2.2 million in the first quarter. The total number of customers was 92.6 million at September 30, 2006, or an increase of 15.4% year-on-year on a comparable basis (+32.3% on a historical basis).

Within the customer base, the number of subscribers to mobile Broadband services (EDGE and UMTS network) more than doubled over the course of the first nine months of the year to 3.9 million subscribers at September 30, 2006, representing growth of 149% since January 1st.

Revenues from Personal France totaled 2.529 billion euros in the third quarter of 2006, up 1.2% on a comparable basis (+1.0% on a historical basis).

The impact of the decrease in call termination prices is more than offset by the growth in the business, led by a 4.0% increase in the number of active customers. This growth was primarily in contracts, which represented 63.7% of the total number of customers at September 30, 2006, up from 62.3% a year earlier.

At the same time, revenues generated by “non-voice” services rose 9.4% in the third quarter of 2006 and represented 14.9% of network revenues (versus 13.8% in third quarter 2005). Accordingly, the number of customers for mobile Broadband services (EDGE and UMTS network) rose sharply to 2.5 million customers at September 30, 2006, up from 1 million at December 31, 2005.

Finally, the expansion of MVNOs (Mobile Virtual Network Operators) continued to increase its contribution to the growth in network revenues.

Revenues for Personal United Kingdom amounted to 1.491 billion euros, a decrease of 0.6% on a comparable basis (-0.1% on a historical basis). This decrease reflects the recent change in the mix of the customer base against a backdrop of extremely strong competitive pressures. The number of prepaid customers rose substantially in the fourth quarter of 2005 and the first half of 2006. The new UMTS contract offers enabled a revival of contract growth in the third quarter. The total subscriber base at September 30, 2006 (15.1 million active customers) was up 4.6% compared with September 30, 2005. The share of contract customers, which had been in decline for several quarters, rose to 32.5% at the end of September 2006, up from 31.6% at June 30, 2006.

Mobile Broadband use, driven by new contract offers, rose sharply: at September 30, 2006 the Orange United Kingdom UMTS network had 728,000 customers, up from 306,000 at December 31, 2005, with half of this growth generated in the third quarter alone. The percentage of “non-voice” services as a proportion of network revenues rose to 20.1% in the third quarter of 2006, compared with 19.4% in the third quarter of the previous year.

Revenues from Personal Spain totaled 882 million euros in the third quarter of 2006, an increase of 2.6% on a comparable basis. The impact of the decline in call termination prices was more than offset by the growth in business activity.

The number of customers (10.8 million at September 30, 2006) rose 10.3% compared to September 30, 2005 with growth in both contract and prepaid customers. The share of contract customers remained stable at 48.2% as of September 30, 2006.

In addition, mobile Broadband use continued to grow at a steady rate: at September 30, 2006, Personal Spain had 242,000 UMTS network customers compared with 77,000 at December 31, 2005. The percentage of network revenues represented by “non-voice” services also improved to 12.0% in the third quarter of 2006, up from 11.2% in the third quarter of the previous year.

Personal Poland recorded revenues of 510 million euros, a leap of 20.5% on a comparable basis (+22.7% on a historical basis), reflecting the rapid growth in the customer base.

There were 11.7 million customers at September 30, 2006, an increase of 2.6 million customers in one year (+28.5%). In the third quarter of 2006, growth remained steady with the acquisition of over 600,000 additional customers. The market share of contract subscribers is estimated to be nearly 37% at September 30, 2006, confirming Personal Poland’s leadership in terms of both customer base and value.

“Non-voice” services as a proportion of revenues rose 0.9 points to 18.7% in the third quarter of 2006, up from 17.8% in third quarter 2005.

Personal Rest-of-World revenues totaled 1.804 billion euros in third quarter 2006, up 13.9% on a comparable basis and 14.1% on a historical basis. The subscriber base of 32.3 million customers at September 30, 2006 represents an increase of 29% year-on-year on a comparable basis.

Growth is particularly marked in Romania, Jordan, Senegal, and Mali.

Home Communication Services

	At Sept 30, 2006	At Sept 30, 2005	Change

Home France

Number of ADSL Broadband accesses & Consumer Multiservice offers

Number of consumer ADSL Broadband accesses (in thousands)

Market share for ADSL Broadband Internet accesses (as %)

Number of leased Liveboxes leased (in thousands)

Number of Voice over IP subscribers (in thousands)

Number of ADSL TV subscribers (in thousands)

	5,536 50.3% 2,931 1,731 421	3,996 50.2% 990 484 142	38.5% 0.1 pt 196% 258% 197%
Consumers: Telephone lines and switched (RTC) traffic* Consumer telephone lines (thousands) Market share of Consumer switched telephone communications(as %)	25,946 67.7%	27,067 67.7%	-4.1% -
Unbundled telephone lines partial unbundling (thousands) full unbundling (thousands)	3,513 1,928 1,585	2,514 2,153 361	39.8% -10.4% 339%
Home Poland Number of fixed-telephony customers (thousands) ** Number of ADSL customers (thousands)	10,275 1,542	10,695 980	-3.9% 57.4%
Home Rest of World Number of ADSL Broadband accesses (thousands) United Kingdom Spain Netherlands	1,956 1,029 593 334	1,663 826 528 309	17.7% 24.6% 12.5% 8.1%

* RTC : Switched Telephone Communications (excluding “Voice over IP” services).

** The number of fixed-line customers at September 30, 2005 has been corrected

Revenues from Home Communication Services totaled 5.620 billion euros in the third quarter of 2006, a decline of 1.8% on a comparable basis (growth of 0.2% on a historical basis). Year-to-date at September 30, 2006, the decline was -2.1% on a comparable basis (down 0.1% on a historical basis). Traditional telephone services continued to decline, especially in France, Poland and Spain, while the growth in ADSL Broadband services remained very strong, particularly in France.

The number of consumer ADSL Broadband accesses totaled 9 million in Europe as of September 30, 2006, up from 6.6 million at September 30, 2005, representing an annual increase of 36.1%. Nearly 500,000 new customers were recorded in the third quarter of this year.

At the same time, the number of Livebox gateways increased strongly, with 3.5 million Liveboxes deployed in Europe at September 30, 2006, compared with only 1.1 million one year earlier. Likewise, the number of customers for “Voice over IP” services quadrupled in one year to 2.1 million at September 30, 2006 compared with only 550,000 at September 30, 2005.

ADSL digital television services had 426,000 subscribers in Europe at September 30, up from 142,000 one year earlier.

Overall, revenues from consumer ADSL Broadband (655 million euros in the third quarter of 2006) rose 37% year-on-year (on a comparable basis).

Home France

Revenues generated by Consumer Services declined 0.4% in the third quarter of 2006 on a comparable basis (-0.3% on a historical basis). The impact of decreases in telephony prices, particularly those to mobiles, and the downward trend in the volume of switched network calls (traditional calls) was almost entirely offset by the strong growth in Consumer ADSL Broadband and, to a lesser extent, by the effects of the increase in the telephone subscription price on July 4, 2006.

- There were 5.5 million Consumer ADSL Broadband customers at September 30, 2006, up from 4 million at September 30, 2005, an annual increase of 38.5%. The number of new customers acquired since January 1, 2006 was 1.1 million, representing growth of 24.2% in the customer base in nine months. Market share (expressed as the number of ADSL Broadband Internet customers) was estimated at 50.3% at September 30, 2006, comparable to the share the previous year (50.2% at September 30, 2005).

- The number of leased Liveboxes tripled in one year, with 2.9 million Liveboxes leased at September 30, 2006, up from 990,000 at September 30, 2005 (it should be noted that the threshold of 3 million Liveboxes deployed was passed in mid-October 2006); since January 1, 2006, an additional 1.4 million Liveboxes have been rented, representing an increase of 88% in nine months.

- The rate of growth in the number of subscriptions to “Voice over IP” offers remained steady with 900,000 additional subscriptions recorded since January 1, 2006. The total number of subscribers to “Voice over IP” services at September 30, 2006 was 1.7 million, an increase of 108% in nine months.

- Lastly, there were 421,000 subscribers to ADSL digital television services at September 30, 2006, more than double the number at December 31, 2005 (200,000 subscribers).

Revenues from Operator and Network Services declined 2.5% on a comparable basis in the third quarter 2006 (up 12.6% on a historical basis). The rapid expansion in the unbundling of telephone lines in France offset, in large part, the impact of price cuts on data services provided to other operators in France and on services provided to the other business sectors of the France Telecom group.

Home Poland

Revenues recorded by Home Poland fell 6.2% on a comparable basis (-4.6% on a historical basis). This change reflects the impact of the mobile substitution effect, for which the market is growing sharply, and competitive pressures on the traditional fixed-line service market.

At the same time, ADSL Broadband services are growing rapidly, with 1.5 million ADSL Broadband customers at September 30, 2006, an increase of 57% over one year.

The commercial launch in the first half of 2006 of Livebox, “Voice over IP” services and, more recently, the launch of ADSL digital television, complete the ADSL Broadband multiservice offer in Poland.

Home Rest-of-World

The 10.7% growth in revenues from Home Rest of World on a historical basis was due in large part to changes in the scope of consolidation (the operations in Jordan have been fully consolidated since July 1, 2006). On a comparable basis, quarterly revenues for Home Rest-of-World declined slightly by 0.4% from the third quarter of 2005.

The growth in revenues from ADSL Broadband services in the United Kingdom, the Netherlands and Spain remained strong at +13% for all three countries. This reflects the growth in the number of ADSL Broadband customers, which rose 17.7% (or 2 million customers at September 30, 2006 for the three countries compared with 1.7 million subscribers at September 30, 2005).

This positive trend was more than offset by the drop in narrowband Internet revenues in the three countries and the substantial decline in revenues from traditional fixed-line telephony in Spain.

Enterprise Communication Services

Business indicators (thousands)	At Sept 30, 2006	At Sept 30, 2005	Change
Number of Business telephone lines in France	5,834	5,925	-1.5%

Number of permanent accesses to managed data networks in France Of which number of IP-VPN accesses	298 197	276 127	8.0 55	% %

Number of Business Everywhere mobile users in France	465	375	24%

Revenues generated by Enterprise Communication Services in the third quarter of 2006 declined 3.7% on a comparable basis from the third quarter of the previous year (-1.4% on a historical basis). For the year-to-date at September 30, 2006, the decline was 5.8% on a comparable basis (-2.2% on a historical basis). The reduction in revenues from traditional services was, in large part, offset by the development of new Business service offers.

Quarterly revenues of “Business Network Legacy” services fell 12.7% on a comparable basis (-13.3% on a historical basis). This decline essentially related to traditional data services and reflects the migration of corporate networks to newer technologies (such as IP access on xDSL). Fixed-line telephony revenues also continued to reflect the impact of price cuts on communications, particularly on fixed-line-to-mobile calls, and the drop in the total volume of telephone traffic.

Quarterly revenues of “Advanced Business Network” services continued to grow steadily (by +11.4% on a comparable basis and +9.4% on a historical basis), driven by the continued growth of IP network services. In this regard, the number of IP-VPN accesses in France at September 30, 2006 increased 55% over one year and represented, at the same date, 66% of permanent accesses to managed data networks, compared with 46% a year earlier. The Business Everywhere mobility offer also showed strong growth: the number of Business Everywhere users in France totaled 465,000 at September 30, 2006, a 24% increase over one year.

Quarterly revenues of “Extended Business Services” rose (+17.2% on a comparable basis and +15.9% on a historical basis), generated by the expansion of service platforms and customer support activities for the management of data networks. Revenues for the third quarter of 2006 benefited from some significant projects deployment, compared with the third quarter of 2005, when revenues slowed down before a fourth-quarter rebound.

FOR FURTHER INFORMATION: The slides for the presentation prepared for the publication of the third quarter 2006 results can be viewed on the France Telecom website at: http://www.francetelecom.com

Press contact:

Tel: + 33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present specific uncertainty factors given the risk of evolution in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

In accordance with IFRS 5 relating to non current assets held for sale and discontinued operations, the Directory activities of France Telecom are presented separately from other activities held and used by France Telecom as if PagesJaunes Groupe was not consolidated any longer at September 30, 2006 (see definitions).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 26, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information